Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber
Associate
215.963.5598

February 4, 2011

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                               Response letter to comments on Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-1A of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Adviser Managed Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on January 24, 2011 regarding the registration of shares of the Tactical Offensive Equity Fund, Tactical Offensive Fixed Income Fund and Tactical Defensive Fund, each a series of the Trust (together, the “Funds”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

Comments

1.                                      Comment: Please explain why the fee charged by the Financial Adviser to its clients should not be disclosed as a Maximum Account Fee in the Funds’ fee tables.

Response: Instruction 1(c) to Item 2 states that a fund should include the caption “Maximum Account Fees” in its fee table only if the fund charges these fees. Any fee charged by the Financial Adviser to its clients would not be charged by the Funds, and thus should not be considered a “Maximum Account Fee” for purposes of Form N-1A and should not be included in the fee tables.

Notwithstanding the foregoing, in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A, the Funds added the following sentence as the new last sentence to the first paragraph in the “Purchasing, Exchanging and Selling Fund Shares” section of the Prospectus:

Eligible Investors should consult with the Financial Adviser regarding any fees that it may charge with respect to participation in the Adviser Managed Strategy.

In addition to the foregoing, each Fund will add a footnote to its fee table disclosing that: (i) shareholders pay a fee to the Financial Adviser for participating in the Adviser Managed Strategy (the “Strategy”), (ii) such fee is not reflected in the Fund’s fee table or example numbers, and (iii) shareholders should consult with the Financial Adviser regarding the fees charged for participating in the Strategy. This footnote will be added to the Prospectus in the next Pre-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC.

This approach was developed based on our review of prospectuses of other mutual funds that were created to be offered to a distinct shareholder base and such shareholders pay fees outside of the mutual fund structure.(1) For example, certain mutual funds have been established as an integral part of wrap fee programs or separately managed account programs offered by the funds’ investment adviser or its affiliates. Rather than including the fees associated with these programs in the funds’ fee tables, the prospectuses for these funds include disclosure in a footnote to the fee table (a) notifying fund shareholders that participants in these programs pay a fee to the sponsor of the programs, and (b) instructing fund shareholders to review the program brochure, which contains information about the fees charged to fund shareholders for participating in the program. This is the case even when such fees are being paid to the funds’ investment advisers and/or their affiliates. In the case of the Funds, the Financial Adviser is not affiliated with the Funds or their investment adviser or its affiliates. The fees being paid to the Financial Adviser by each client are pursuant to, and set forth in, an investment management agreement between the Financial Adviser and the client and the fees paid to the Financial Adviser by the clients are not shared with the Funds, their investment adviser or their affiliates.

We believe the additional disclosures we have agreed to add to the Prospectus fully inform shareholders and potential shareholders of the Funds of all fund expenses and any additional expenses they may incur as clients of the Financial Adviser. Further, we believe our approach outlined above is consistent with the disclosure found in prospectuses for similarly situated mutual funds. In addition, in light of the fact that any fees paid by the Financial Adviser with respect to participation in the Strategy are set forth in an investment management agreement between each client and the Financial Adviser, we do not believe disclosing such fee as a Maximum Account Fee in the Funds’ fee tables would be useful to such clients and risks confusing such clients regarding the actual fees charged by Funds.

2.                                      Comment: Please provide further analysis of why the Strategy is not an investment company in light of the fact that clients do not have the discretion to opt-out of the switches between the “in the market” and “out of the market” components of the Strategy and, therefore, all client assets participating in the Strategy are managed in the same way.

Response: The response below has been provided by the Financial Adviser to the Trust for purposes of responding to your comment. The Trust has not independently verified the facts or

(1)                                  In preparing this response, we reviewed the following fund complexes: Loomis Sayles Funds I, Nuveen Managed Accounts Portfolios Trust, BlackRock Bond Allocation Target Shares, and Allianz Global Investors Managed Accounts Trust.

analyzed the legal conclusion provided by the Financial Adviser, although the Trust has no reason to believe that such facts are incorrect or the legal conclusion is unreasonable.

Financial Adviser’s Response

The Financial Adviser does not believe that the Strategy creates an investment company because the Financial Adviser operates the Strategy in accordance with the conditions of Rule 3a-4 under the 1940 Act.  In particular, the Financial Adviser intends to manage each client’s account in the Strategy on the basis of each individual client’s financial situation and investment objectives and in accordance with any reasonable restrictions imposed by the client on the management of the account.  In addition, for the reasons discussed below, not allowing the clients to exercise discretion to opt-out of the switches between the two components of the Strategy (while continuing to participate in the Strategy) does not impair the Financial Adviser’s ability to operate the Strategy in accordance with the conditions of Rule 3a-4.  Although client assets allocated to the Strategy will be managed in the same or similar manner pursuant to the Strategy, clients of the Financial Adviser receive individualized treatment and, therefore, the Financial Adviser operates the Strategy in a manner consistent with Rule 3a-4.

The Strategy is a technical trading strategy whereby the Financial Adviser tactically shifts clients’ assets between an “in the market” investment strategy component and an “out of the market” investment strategy component according to certain triggers related to the moving average of a broad based index. The “in the market component” includes the Tactical Offensive Equity and Tactical Offensive Fixed Income Funds. The “out of the market” component includes the Tactical Defensive Fund and the SEI Daily Income Trust’s Prime Obligation Fund, a money market fund affiliated with the Trust.

Client assets allocated to the Strategy are managed by the Financial Adviser in the same or similar manner pursuant to the investment parameters of the Strategy. In the Rule 3a-4 proposing release, the SEC acknowledged that clients with similar investment objectives often receive the same investment advice and may hold the same or substantially the same securities in their accounts. Further, in the Rule 3a-4 proposing release, the SEC stated that it “believes an investment advisory program in which clients with similar investment objectives hold substantially the same securities in their account in accordance with the portfolio manager’s model does not necessarily indicate that the clients in the program have not received individualized treatment, particularly if the program is operated in a manner consistent with [Rule] 3a-4.”(2) The SEC reaffirmed this belief in adopting Rule 3a-4.(3)

In light of the foregoing, the fact that the Financial Adviser manages client assets allocated to the Strategy in the same or similar manner does not impair the Financial Adviser’s ability to operate the Strategy in a manner consistent with Rule 3a-4; provided that the clients of the Financial Adviser participating in the Strategy receive individualized treatment. For the reasons discussed below, the Financial Adviser believes that clients participating in the Strategy receive

(2)                                  Status of Investment Advisory Programs Under the Investment Company Act of 1940, Investment Company Act Release No. 21,260, Investment Advisers Act Release No. 1510, 1995 SEC LEXIS 1924 at n.34 and accompanying text (July 27, 1995) [hereinafter “Proposing Release”].

(3)                                  See Status of Investment Advisory Programs Under the Investment Company Act of 1940, Investment Company Act Release No. 22,579, Investment Advisers Act Release No. 1623, 1997 SEC LEXIS 673 at n.31 and accompanying text (Mar. 24, 1997) [hereinafter “Adopting Release”].

individualized treatment and that the Financial Adviser manages each client account participating in the Strategy in a manner consistent with Rule 3a-4.

The Sponsor Obtains Information from the Client; Annual Client Contact. Financial Adviser personnel currently conduct and expect to continue to conduct at least two interviews with the client to obtain information about the client’s financial situation and investment objectives before opening an account. In addition, Financial Adviser personnel intend to contact the client annually to determine whether there have been any changes in the client’s financial situation or investment objectives, and whether the client wishes to impose or modify any reasonable restrictions on the management of the client’s account. In addition, as explained above, the account opening documents are designed to provide clients an opportunity to select from among several recommended allocations between the Tactical Offensive Equity Fund and the Tactical Offensive Fixed Income Fund, and between the Tactical Defensive Fund and the SEI Daily Income Trust’s Prime Obligation Fund, or to select a custom allocation for one or both components of the Strategy.

Quarterly Notices; Availability of Financial Advisor Personnel. Client account statements will contain a notice that the client should contact the Financial Adviser if there have been any changes in the client’s financial situation or investment objectives, or if the client wishes to impose or modify any reasonable restrictions on the management of the client’s account. Financial Adviser personnel will be reasonably available to the clients for consultation.

Reasonable Investment Restrictions. The Financial Adviser’s account opening documents are designed to provide clients an opportunity to select from a variety of product offerings, including the Strategy. Each client may elect to participate or not participate in the Strategy. A client who elects to participate in the Strategy either in full or in part will be required to select an asset allocation for the “in the market” component of the Strategy and the “out of the market” component of the Strategy, and not all of the Financial Adviser’s clients participate in the Strategy. The client may select its asset allocation from several risk-based asset allocations or the client may develop its own custom allocation for one or both components of the Strategy. By way of example, a client may direct 50% of its assets to the Strategy and may choose to allocate such assets in an aggressive manner among the funds in the Strategy as follows: 70% of its assets to the Tactical Offensive Equity Fund and 30% of its assets to the Tactical Offensive Fixed Income Fund when the Strategy is “in the market,” and 70% of its assets to the Tactical Defensive Fund and 30% of its assets to the SEI Daily Income Trust’s Prime Obligation Fund when the Strategy is “out of the market”. Whereas another client may direct 30% of its assets to the Strategy and may choose to allocate such assets in a conservative manner among the funds in the Strategy as follows: 30% of its assets to the Tactical Offensive Equity Fund and 70% of its assets to the Tactical Offensive Fixed Income Fund when the Strategy is “in the market,” and 30% of its assets to the Tactical Defensive Fund and 70% of its assets to the SEI Daily Income Trust’s Prime Obligation Fund when the Strategy is “out of the market”. Clients may make periodic changes to their asset allocations among the funds in the Strategy. In addition, clients may opt-out of the Strategy at any time and reallocate their assets to alternative products offered by the Financial Adviser.

In the proposing and adopting releases to Rule 3a-4, the SEC made clear that clients in an investment advisory program must be able to impose reasonable investment restrictions on their accounts. However, the proposing and adopting releases also make clear that an investment adviser may reject unreasonable investment restrictions imposed by its clients on the management of their accounts and still operate its investment advisory program in accordance with Rule 3a-4. In discussing the concept of reasonable restrictions, the SEC stated in the proposing release to Rule 3a-4:

A restriction would not be unreasonable simply because it placed administrative burdens on the manager or could affect the performance of the accounts. Nonetheless, a restriction would be unreasonable if it was clearly contradictory to the adviser’s investment philosophy or strategies. For example, it may be unreasonable for a client to instruct a portfolio manager whose investment strategy is to achieve long-term capital appreciation through investments in equity securities to purchase only short-term debt securities. Restrictions also may be deemed unreasonable if the client changes the restrictions on the account with such frequency that it interferes with the orderly management of the account. This may be true even if each individual restriction, taken alone, would be reasonable.(4)

The SEC affirmed this position in the adopting release to Rule 3a-4, in which it stated:

In general, a restriction would be unreasonable if it is clearly inconsistent with the portfolio manager’s stated investment strategy or philosophy or the client’s stated investment objective, or is fundamentally inconsistent with the nature or operation of the program.(5)

In response to comments received on the proposing release to Rule 3a-4, the SEC provided the following additional guidance in the adopting release to Rule 3a-4 on the meaning of reasonable restrictions:

The exclusion of individual stocks or stocks from a particular country, for example, would appear to be a reasonable restriction under ordinary facts and circumstances. A general restriction on the purchase of the securities of foreign issuers may be unreasonable, however, if the manager’s investment strategy is to invest exclusively or primarily in foreign securities. Under those circumstances, it may be necessary for the client and the sponsor to reassess the choice of manager or the client’s investment objective or strategy.(6)

While rule 3a-4 generally contemplates that clients in mutual fund asset allocation programs should have the ability to exclude specific funds from their accounts, under some circumstances a restriction on the purchase of a fund included in the program may be inconsistent with the operation of the program. This could be the case, for example, when there is only a single fund with a specified investment objective available in the program, and that fund plays a necessary role in the overall investment strategy determined to be appropriate for the client.(7)

In the context of a mutual fund asset allocation program, for example, compliance with restrictions based on the securities held by a fund in which program assets are invested (i.e., a restriction that would require a manager to

(4)                                  Proposing Release, supra note 2 at n.47 and accompanying text (emphasis added).

(5)                                  Adopting Release, supra note 3 at n.47-48 and accompanying text (emphasis added).

(6)                                  Id. at n.47.

(7)                                  Id. at n. 48 (citing Benson White & Company, SEC No Action Letter (pub. avail. June 14, 1995)) (emphasis added).

monitor the fund’s portfolio securities) may be so burdensome as to be unreasonable.(8)

As discussed above, the Strategy is a technical trading strategy whereby the Financial Adviser tactically shifts clients’ assets between an “in the market” investment strategy component and an “out of the market” investment strategy component according to certain triggers related to the moving average of a broad based index. The core principle of the Strategy is the tactical shifts of client assets between the “in the market” component and the “out of the market” component when the triggers are hit. A client restriction on the Financial Adviser’s ability to tactically shift the client’s assets between the Strategy components when the triggers are hit would be “clearly contradictory” and “fundamentally inconsistent” with the Strategy. As a result, such a restriction would be unreasonable and, as indicated by the SEC in the releases cited above, the Financial Adviser’s decision to not permit such a restriction does not impair the Financial Adviser’s ability to operate the Strategy in accordance with the conditions of Rule 3a-4. As indicated by the SEC, the appropriate course of action when a client seeks to restrict the Financial Adviser’s ability to tactically shift the client’s assets between the Strategy components is for the client to reassess the choice of using the Strategy, their selection of the Financial Adviser and/or the client’s own investment objectives or strategies.

Clients Retain Rights as Owners of Securities. Finally, each client will retain, to the same extent as if the client held Fund shares outside the Strategy, the right to: (i) withdraw securities or cash; (ii) vote securities, or delegate the voting authority to another person; (iii) be provided with a timely written confirmation of each securities transaction, and all other documents required by law to be provided to security holders; and (iv) proceed directly as a security holder against the Funds without being required to join any person involved in the operation of the Strategy or any other Strategy client, as a condition precedent to initiating a proceeding.

Based on the above discussion, although client assets allocated to the Strategy will be managed in the same or similar manner pursuant to the Strategy, clients of the Financial Adviser participating in the Strategy receive individualized treatment and, therefore, the Financial Adviser operates the Strategy in a manner consistent with Rule 3a-4. In addition, as stated above, not allowing the clients to exercise discretion to opt-out of the switches between the “in the market” and “out of the market” components of the Strategy does not impair the Financial Adviser’s ability to operate the Strategy in accordance with the conditions of Rule 3a-4. Accordingly, the Financial Adviser does not believe that the operation of the Strategy results in the creation of an investment company.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

(8)                                  Id. at n.49.

Very truly yours,

/s/ Sean Graber
Sean Graber